SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                 Amendment No. 3
                                       to
                                   SCHEDULE TO

         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                               -------------------

                           CONCORD MILESTONE PLUS, LP
                            (Name of Subject Company)


      SUTTER OPPORTUNITY FUND 3, LLC, SUTTER OPPORTUNITY FUND 3 (TE), LLC, SCM SPECIAL FUND, LLC, MACKENZIE PATTERSON FULLER, INC., ROBERT E. DIXON
                               and C.E. PATTERSON

                                    (Bidders)

                  Equity Units of Limited Partnership Interest,
         Each Composed of One Class A Interest and one Class B Interest
                         (Title of Class of Securities)

                                 None or unknown
                      (CUSIP Number of Class of Securities)
                             -----------------------

Copy to:                                        Copy to:
Robert Dixon                                    Chip Patterson
Sutter Capital Management, LLC                  MacKenzie Patterson Fuller, Inc.
220 Montgomery Street, Suite 2100,              1640 School Street
San Francisco, California 94104                 Moraga, California  94556
(415) 788-1441                                  (925) 631-9100

                     (Name, Address, and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

         Transaction                                         Amount of
         Valuation*                                          Filing Fee

         $3,797,000                                          $446.91

* For purposes of calculating the filing fee only. Assumes the purchase of 1,518,800 of the Equity Units of Limited Partnership Interest ("Units") at a purchase price equal to $2.50 per Unit in cash.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:    $446.91
         Form or Registration Number: SC TO-T
         Filing Party: Robert Dixon
         Date Filed:  April 27, 2005

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13e-4.
[ ] going private transaction subject to Rule 13e-3
[ ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

The Schedule TO filed as of April 27, 2005 and amended May 26, 2005 and June 2, 2005 (which was incorrectly filed on a different company's CIK, so refiled June 24, 2005) by the above-named bidders is hereby amended as set forth below. Items not amended remain unchanged, and capitalized terms are used as defined in the original Schedule.

                         FINAL AMENDMENT TO TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the "Offer") by SUTTER OPPORTUNITY FUND 3, LLC, SUTTER OPPORTUNITY FUND 3 (TE), LLC, SCM SPECIAL FUND, LLC, and MACKENZIE PATTERSON FULLER, INC. (collectively the "Purchasers") to purchase any and all outstanding Equity Units of Limited Partnership Interest, each Composed of One Class A Interest and one Class B Interest ( each such Equity unit a "Unit") in CONCORD MILESTONE PLUS, LP (the "Partnership"), the subject company, at a purchase price equal to $2.50 per Unit, less the amount of any distributions declared or made with respect to the Units between May 26, 2005 and June 10, 2005 or such other date to which this Offer may be extended (the "Expiration Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 27, 2005 (the "Offer to Purchase") and the related Letter of Transmittal. Robert E. Dixon and C.E. Patterson are named as a "bidders" herein because they are deemed to control the Purchasers, but neither is otherwise participating in the offer described in this schedule.

The Offer resulted in the tender by Unit holders, and acceptance for payment by the Purchasers, of a total of 42,724 Units. Upon completion of the Offer, the Purchasers held an aggregate of approximately 42,724 Units, or approximately 2.8% of the total outstanding Units. All of these Units were allocated to SUTTER OPPORTUNITY FUND 3, LLC.

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   June 27, 2005

SUTTER OPPORTUNITY FUND 3, LLC
SUTTER OPPORTUNITY FUND 3 (TE), LLC
SCM SPECIAL FUND, LLC

By:      /s/ Robert E. Dixon
         --------------------------------
         Robert E. Dixon,
         Manager of Sutter Capital Management, LLC,
         Manager of each such Bidder

MACKENZIE PATTERSON FULLER, INC.

By:      /s/ Chip Patterson
         --------------------------------
         Chip Patterson, Senior Vice President

ROBERT E. DIXON

/s/ Robert E. Dixon
--------------------------------
Robert E. Dixon

C.E. PATTERSON

/s/ C.E. Patterson
--------------------------------
C.E. Patterson